February 15, 2013

Stephen Rimes, Esq.
Invesco Advisers, Inc.
11 Greenway Plaza, Suite 1000
Houston, Texas 77046

Re: Invesco Securities Trust
        File Nos. 811-22793

Dear Mr. Rimes:

We have reviewed the registration statement on Form N-1A for the Invesco Series Trust filed with the Commission on January 16, 2013. The registration statement relates to a new series, the Invesco Balanced Risk Aggressive Allocation Fund ("Fund"). Based on our review of the filing, we have the following comments. Comments we give in one section apply to other sections in the filing that contain the same or similar disclosure. The captions we use below correspond to the captions the Fund uses in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Management (p. 2)

1.   Please disclose each Portfolio Manager's position at the adviser. *See* Item 5(b) of Form N-1A.

Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings (p. 3)

Principal Investment Strategies (p. 3)

2.   What are the "other investments that create economic leverage" in which the Fund will invest? Please disclose these investments and the risks of investing in them.

3.   Disclosure in this section indicates that the "annualized volatility level for the Fund will be, on average, approximately 12%." How will volatility be calculated? To what does the "12%" relate?

4.   Disclosure indicates that the Fund will achieve exposure to asset classes "primarily through derivatives." Disclose with more specificity the percentage of the exposure that is expected to come from derivatives.

5.   Please explain how the Fund's portfolio managers will use strategic asset allocation to express their long term view of the market and tactical asset allocation to reflect their short term view of the market.

6.   The derivatives disclosure in this section is too general. Please identify here specifically all of the derivatives that will be principal investments of the Fund, and provide appropriate corresponding risk disclosure. *See* letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

7.   The paragraph that begins at the bottom of page three and continues on page four does not discuss strategy; accordingly, please move it to the risk disclosure section.

8.   What is the composition of the "universe of over fifty investments"? Disclose how is the universe determined?

9.   The investment process disclosure found on page four is confusing, as the "concepts" referenced in the last paragraph on the page are also mentioned earlier as part of the first step of the investment process. Why are steps one and three duplicative in this regard? Also, what is the meaning of "when the balance of these concepts is positive" as the term is used in the last paragraph of page four? Positive with respect to what?

10.   The Fund does not disclose until page six the types of derivatives in which it will invest. Please move this disclosure to the beginning of the strategy section, where derivatives are first mentioned. Ensure that all types of derivatives used in the Fund's principal strategies are disclosed. Please also explain to us how the Fund intends to comply with the requirements of Section 18 of the 1940 Act and Investment Company Act Release No. 10666.

11.   Will the Fund invest in foreign or emerging market securities as part of its principal investment strategies? If so, please include appropriate strategy disclosure.

12.   How often will the Fund rebalance its holdings? Will the Fund have high portfolio turnover? If so, please provide appropriate disclosure of the strategy and attendant risks, *e.g*., greater taxes and fees.

13.   Disclosure indicates that the Fund will invest in a Cayman Islands subsidiary (the "Subsidiary"). Accordingly, we request that the Fund please:

> a. Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

b. Disclose that the investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under section 2(a)(20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

c. Disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

d. Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e. Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund should reflect aggregate operations of the Fund and the Subsidiary.

f. Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

g. Confirm in correspondence that: (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) the Subsidiary's board of directors will sign the Fund's registration statement.

14. Disclosure on page five indicates the Fund will be exposed to debt having "intermediate (5-10 years) and long (10 plus years) term duration." Is the use of "duration" intentional, or did the Fund intend to use "maturity"?

15. Explain to us why the Fund discusses derivatives exposure in terms of *net* assets in this section and *total* assets in other sections? Please use the same language in all instances.

16.   The risk disclosure includes risks of investing in foreign securities, yet there is no corresponding disclosure in the strategy section. Please ensure that the strategy and risk disclosure are complementary.

<u>Principal Risks of Investing in the Fund</u> (p. 6)

17.   Unless the Fund is advised by or sold through an insured depository institution, please delete the second sentence of the first paragraph of this section. *See* Item 4 (b) (iii) of Form N-1A.

<u>Derivatives Risk (p. 7)</u>

18.   Please describe here the material risks associated with all types of derivatives in which the Fund will invest as part of its principal strategies.

Tax Risk (p. 9)

19.   Please clarify that the Fund does not have a private letter ruling.

Tax Consequences (p. 15)

20.   The fourth bullet point in this section references 2012 in the present tense. As it is now 2013, please revise the disclosure here and wherever else similar language is found.

<u>SAI</u>

Description of the Fund and Its Investments and Risks (p. 2)

Alternative Entity Securities (p. 4)

21.   Please confirm that the Fund will not invest more than 10% of its assets in issuers that rely on the exclusions in section 3(c)(1) or 3(c)(7) under the 1940 Act (other than the Subsidiary), and that all of such assets will be counted as illiquid securities.

Derivatives (p. 25)

22.   Please provide the basis for the assertion that the Fund need only segregate mark-to-market obligations for swaps.

Total Return Swap (p. 28)

23.   The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Futures Contracts (p. 31)

24.   Please delete "Trust" from the last sentence of the second paragraph of this section, and replace it with "Adviser", as the Adviser is the entity which would need to register as a Commodity Pool Operator. Please explain to us the basis for the Adviser being able to claim this exclusion given the significant anticipated investments in commodities and commodity-linked derivatives.

Limitations on Futures Contracts . . . (p. 34)

25.   If the Fund will also enter into futures contracts in order to speculate, please disclose this fact here.

Fund Policies (p. 34)

Fundamental Restrictions (p. 34)

26.   Please clarify that the Fund's concentration policy will apply to municipal securities if the payment of principal and interest for such securities is derived solely from a specific project, and disclose that in that situation the Fund will consider such municipal securities to be in an industry.

27.   Fundamental Restriction (7) suggests the Fund may invest all of its assets in the securities of a single open-end management investment company. Does the Fund currently plan to do this within twelve months of the effective date of the registration statement? If so, please provide appropriate prospectus strategy and risk disclosure. Include, if applicable, disclosure regarding duplication of shareholder fees and expenses.

Non-Fundamental Restrictions (p. 35)

28.   Does the disclosure in Restriction (3) refer to an existing exemptive order? Please clarify.

Geographic Asset Diversification (p. 36)

29.   This disclosure seems out of place; why is it included here?

Investment Advisory and other Services (p. 51)

30.   Disclosure in the last paragraph on page 52 references an expense reimbursement contract expiration date of October 31, 2013, whereas disclosure elsewhere gives February 28, 2014 as the expiration date. Why are the dates different?

Taxation of the Fund (p. 62)

31.   Much of the disclosure in this tax section is not relevant to the Fund. For example, the Fund is not a fund of funds and it does not invest in REITs. Please revise so that this disclosure is specific to the Fund, rather than any other series of the Trust. In addition, the disclosure should be updated to reflect recent tax legislation.

Assets Managed (F-2)

32.   Please disclose the number of accounts and total assets with respect to which the advisory fee is based on performance of the account. *See* Item 20 (a) (3) of Form N-1A.

<u>Closing</u>

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in

the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Any questions you may have regarding the filing or this letter should be directed to me at 202.551.6965.

Sincerely,

Vincent J. Di Stefano
Senior Counsel